UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 28, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 28, 2023 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), I hereby inform that today the Supervisory Committee of the Company appointed Mr. Ignacio Cruz Moran as Director of Telecom Argentina to act until the next Shareholders’ Meeting according to section 258, second paragraph, of Argentine General Corporations Law.

Also, the Board of Directors appointed today Mr. Ignacio Cruz Moran as member of the Audit Committee and Executive Committee of the Company.

Sincerely,

Telecom Argentina S.A.

Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 28, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations